

OFFERING MEMORANDUM

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# Glow Worm Play Cafe Anchorage LLC

## FORM C

## OFFERING MEMORANDUM

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

### (A) The Company

| | |
|---|---|
| Name of Company | Glow Worm Play Cafe Anchorage LLC |
| State of Organization | KY |
| Date of Formation | 06/15/2023 |
| Entity Type | Limited Liability Company |
| Street Address | 11603 Hazelwood Rd, Louisville KY, 40223 |
| Website Address | www.glowwormplaycafe.com |

### (B) Directors and Officers of the Company

| Key Person | Kathryn Read |
|---|---|
| Position with the Company<br><br>Title<br>First Year | <br><br>Owner<br>2023 |
| Other business experience<br>(last three years) | *List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:*<br><br>• **Owner, Glow Worm Play Cafe** — Founded Glow Worm Play Cafe, LLC in 2021. Opened Glow Worm Play Cafe in 2021; expanded to two new locations in 2023.<br><br>• **Project Manager & Client Coach** — Worked in SEO marketing on the client side and managed a team of 6 people from 2020-2022.<br><br>• **Project/Account Manager** — From 2013 to 2022, worked as a project and account manager in creative industries, including marketing/advertising, video production and web development. |

## (C) Each Person Who Owns 20% or More of the Voting Power

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Kathryn Read | 100% |

## (D) The Company's Business and Business Plan

The idea to expand

Shortly after opening our doors, the demand to expand was both obvious and frequent. We began searching for spaces for new locations in 2022, and finally found two that suit our mission and vision perfectly in 2023.

The unique value proposition of Glow Worm in Anchorage

We signed the lease on our new space in Anchorage in July 2023 and because of the way the space is laid out, we have the opportunity to serve as a coffee shop on one side and the play lounge on the other. The spaces will have separate entrances, with a pass-through to the Play Lounge in the middle, and will allow anyone from the community to come into the cafe side and enjoy our coffee, lattes, smoothies and teas, along with baked goods from Staggeringly Delicious and the snacks our littlest customers love. The Play Lounge will have a kiosk for play session check in and cafe ordering which will allow parents & caregivers to stay with their children on the Play Lounge side, and allow the rest of the community to come into the cafe and enjoy the coffee shop side without feeling like they have to have kids to enjoy the space. The cafe side will have seating, free wifi and retail for sale, and the Play Lounge will be equipped with child-led, low impact play stations and structures, as well as seating for parents & caregivers. Everyone can enjoy this Glow Worm location and we look forward to bringing the community together in a space that caters to so many different lifestyles.

Glow Worm Play Cafe Anchorage will allow us to reach an entirely new segment of customers, as it is nearly a half an hour from our flagship location. Anchorage, which is on the east end of Louisville, is an affluent part of town where many families with young children reside, and is in the center of several surrounding communities containing single family houses, planned subdivisions, condos, and apartments. The surrounding areas serve a vast demographic from a socioeconomic standpoint. This particular location in Anchorage also backs up to The Anchorage Trail, a beautiful retreat in nature where many adults stay active, with or without children. And coming this fall, at the end of the trail is Glow Worm, a wonderful space for the community where anyone can stop in to eat, drink, meet a friend, work from our cafe, or play with their little ones.

The Team

Katie Read, Owner

Katie Read is the owner of Glow Worm Play Cafe, LLC, Glow Worm Play Cafe Beechmont LLC, and Glow Worm Play Cafe Anchorage, LLC. With a unique vision that focuses on both children and caregivers, Katie has excelled in providing a space that the community loves and demands more of. Katie will continue to be the vision behind and operator of all new Glow Worm locations.

The landlord at this location is doing so much to develop this space and building into something for the community. They have plans to build out two separate patios on the back of the building, with accessible ramps to enter the space. They are also repaving the sidewalk in the front of the building and creating a stroller parking area for our play customers, in addition to repairing the handrails and facade, and adding all new plumbing, electricity, flooring, and ADA compliant restrooms to the interior. Our landlord is extremely excited about this space coming to Anchorage, and they are very invested in making this location the best it can be.

*Previous raises on Mainvest tied to different entities than this offering. Please review unique terms, risk disclosures, and details.

Our Mission

Glow Worm's mission has always been to provide a safe place for young children to play, while their caregivers enjoyed some coveted "me time" with high quality coffee & tea, smoothies, and baked goods from our in-house baker.

Our Story

Glow Worm Play Cafe began as a retail pop up in 2017, and grew into a beloved cafe and play space for caregivers with children 6 and under by 2021. We opened the doors to our first location in 2021, and have been serving our wonderful community ever since. Glow Worm Play Cafe

Anchorage will operate as a separate entity from our original location, but has the audience from our years in business to justify the expansion to the east end of Louisville.

For more information, please refer to the Page View included with this filing.

## (E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

## (F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

## (G) Target Offering Amount and Offering Deadline

| Target Offering Amount | $30,000 |
| --- | --- |
| Offering Deadline | September 8, 2023 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

## (H) Commitments that Exceed the Target Offering Amount

| Will the Company accept commitments that exceed the Target Offering Amount? | Yes |
|---|---|
| What is the maximum you will accept in this Offering? | $75,000 |
| If Yes, how will the Company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

### (I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| Space Build Out | $27,975 | $69,937 |
| Mainvest Compensation | $2,025 | $5,063 |
| TOTAL | $30,000 | $75,000 |

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

### (J) The Investment Process

#### To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

#### TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

#### Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

## (K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

### Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

## (L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

## (M) Terms of the Securities

### Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

### Summary of Terms

| | |
|---|---|
| Revenue Percentage[1] | 1.8 - 4.5%[2] |
| Payment Deadline | 2028-12-31 |
| Maximum Payment Multiple[3]<br>- Early Investors<br>- All Other Investors | 1.6 x<br>1.4 x |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | 3.71% |

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.8% and a maximum rate of 4.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $30,000 | 1.8% |
| $41,250 | 2.5% |
| $52,500 | 3.2% |
| $63,750 | 3.8% |
| $75,000 | 4.5% |

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.4x cap.

### Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

### Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

### No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

### Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

### Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

### Other Classes of Securities

| Name of Security | Limited Liability Company Interests |
| --- | --- |
| Number of Shares Outstanding | N/A |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | N/A |
| How these securities differ from the revenue sharing notes being offered to investors | Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company. |

### Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

### The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

| Name of Holder | % of Voting Power (Prior to Offering) |
| --- | --- |
| Kathryn Read | 100% |

### How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

### How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

### (N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

### (O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

### (P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

## (Q) Other Offerings of Securities within the Last Three Years

Promissory notes were made to three separate lenders in June 2023 totaling $150,000. These notes are on a repayment schedule of 6 years at a rate of 1.75x the original loan. When the loans have been paid back, the lenders have the option to retain a small percentage equity in Glow Worm Play Cafe Anchorage.

## (R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

## (S) The Company's Financial Condition

Historical milestones

Glow Worm Play Cafe (Anchorage) formed in June 2023 and has since achieved the following milestones:

- Began scouting locations on the east end of Louisville, KY in May 2023.

- Secured lease in July 2023.

Additionally, Glow Worm Play Cafe, LLC (a separate entity from Glow Worm Play Cafe Anchorage, LLC and Glow Worm Play Cafe Beechmont, LLC) has been operating since 2021, has seen profit and growth, and has received a demand to open locations in other parts of town.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Glow Worm Play Cafe (Anchorage) forecasts the following milestones:

- Begin build out in July 2023.

- Hire for the following positions by September 2023: two full time crew members, 1-2 part time crew members, one full time general manager to oversee all three locations

- Achieve $400,000 revenue per year by October 2024.

- Achieve $48,000 profit per year by October 2024.

No operating history

Glow Worm Play Cafe (Anchorage) was established in June 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well. While we do have a successful location of a separate entity, this location, while owned and operated by the same person, is a new LLC and does not have operating history.

Subsequent events to historical financials

Since the latest available financial statements of Glow Worm Play Cafe (Anchorage), we have had the following material changes and trends:

- Received private loan of over $100,000 to assist with build out, operating costs and staffing expenses for this location.

## (T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

### Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $522,153 | $548,261 | $575,674 | $604,458 | $634,680 |
| Cost of Goods Sold | $114,874 | $120,617 | $126,648 | $132,981 | $139,630 |
| Gross Profit | $407,279 | $427,644 | $449,026 | $471,477 | $495,050 |
| EXPENSES | | | | | |
| Rent | $50,160 | $50,160 | $50,160 | $51,727 | $51,727 |
| Property Taxes | $8,664 | $8,924 | $9,192 | $9,467 | $9,751 |
| Utilities | $12,000 | $12,600 | $13,230 | $13,892 | $14,586 |
| Payroll | $168,000 | $176,400 | $185,220 | $194,481 | $204,205 |
| Payroll taxes | $42,000 | $44,100 | $46,305 | $48,620 | $51,051 |
| Insurance | $1,560 | $1,638 | $1,720 | $1,806 | $1,896 |
| Software fees | $6,000 | $6,300 | $6,615 | $6,946 | $7,293 |
| Equipment Lease | $7,200 | $7,560 | $7,938 | $0 | $0 |
| Marketing/ Advertising | $1,800 | $1,890 | $1,985 | $2,084 | $2,188 |
| Repairs & Maintenance | $3,600 | $3,780 | $3,969 | $4,167 | $4,376 |
| Legal & Professional Fees | $2,400 | $2,520 | $2,646 | $2,778 | $2,917 |
| Operating Profit | $103,895 | $111,772 | $120,046 | $135,509 | $145,060 |

## (U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation

Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

## (V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

## (W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

## (X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

## (Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

## Additional Information Included in the Form C

|  | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
|---|---|---|
| Total Assets | $0 | $0 |
| Cash & Cash Equivalents | $0 | $0 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $0 | $0 |
| Cost of Goods Sold | $0 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | $0 | $0 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V